Harrison, Vickers and Waterman Inc.

11231 U.S. Highway 1, #201

North Palm Beach, Florida 33408

March 8, 2016

Mr. Jim Allegretto	VIA EDGAR
Senior Assistant Chief Accountant	CORRESPODENCE
Office of Consumer Products
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Harrison, Vickers and Waterman Inc.

Form 10-K for the Fiscal Year Ended June 30, 2015

Filed September 15, 2015

Form 8-K

Filed April 27, 2015

File No. 333-162072

Dear Mr. Allegretto:

This letter sets forth the response of Harrison, Vickers and Waterman Inc. (“HVW” or the “Company”) to the Staff’s comment letter dated February 23, 2016. If the responses below satisfactorily address the comments, we will move forward to complete Amendment 1 to the Form 10-K that was previously filed on September 15, 2015 as well as to complete Amendment 1 to the Form 8-K that was previously filed on April 27, 2015.

Comment Letter Dated February 23, 2016

Form 10-K for the Fiscal Year Ended June 30, 2015

Report of Independent Public Accounting Firm, page F-2

1. We note the first paragraph of your auditor’s reports indicates one year, June 30, 2015, of the financial statements was audited. We further note that in the third paragraph, the auditor’s opinion refers to the year ended June 30, 2014. Please note that the required financial statements presented in your Form 10-K must be audited for all periods presented. Please amend your Form 10-K to include audit reports covering the required periods.

Response:

Apparently there was a typographical error in using the wrong year of 2014 in the third paragraph. We propose to revise and replace the date to the correct date of “June 30, 2015”. We propose to make this change in amendment 1 to the Form 10-K ended June 30, 2015 as soon as you approve these responses.

Consolidated Balance Sheet and Statement of Operations, pages F-3 and F-4

2. Please explain and disclose the nature of the minority interest including what gave rise to the interest. Please also tell us why classification within liabilities is appropriate under current accounting standards. In this regard, please review the current accounting literature for non-controlling interest, as that term is defined in ASC 810-10-20, and revise the financial statements to reflect the appropriate current accounting and presentation.

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Response:

On April 21, 2015, Harrison, Vickers and Waterman Inc. (“HVW” or the “Company”) through its wholly owned subsidiary, Attitude Beer Holding Co (“ABH”), entered into a relationship with New England WOB LLC to develop and operate World of Beer franchise locations in the state of Connecticut and greater Boston, Massachusetts areas. For the stores selected by ABH to own, ABH is the 51% owner of each store. HVW decided to consolidate the financial records of the only West Hartford, Connecticut World of Beer store from acquisition through June 30, 2015. The primary reason for the acquisition was to expand into a new business model. No deferred acquisition related costs were associated with this transaction. The 49% ownership presents ownership of the non-related party being New England WOB LLC. Upon reviewing the appropriate accounting pronouncements, we now believe that the 49% financial results should not be reported as a liability, but instead the results should be reported as a component of the Stockholders’ Deficit section of the balance sheet as a separate line to be called “Non-controlling Interest”.

The non-controlling interest for the period ended June 30, 2015 was calculated as follows:

Non-controlling interest at the date of acquisition, April 21, 2015	$(11,632)

Non-controlling interest attributed to write up of goodwill and fair asset valuation	1,963,805

Non-controlling interest in net income from operations between April 21, 2015 and June 30, 2015	34,827

Non-controlling interest in share of debt issued upon acquisition	(1,103,991)

Non-controlling intereest	$883,009

We propose to add the above underlined language and above table into Footnote 16 – Stockholders’ Deficit in amendment 1 to the Form 10-K ended June 30, 2015 as soon as you approve these responses.

Note 1 – Organization and Operations, page F-7

3. We note on April 21, 2015 you entered into a Purchase Agreement with the three original shareholders of Attitude Beer Holding Company (ABH), namely, Attitude Drinks Inc., Alpha Capital Anstalt, (Alpha) and Tarpon Bay Partners LLC, (Tarpon Bay), pursuant to which the shareholders sold to you all of the outstanding shares of stock of ABH. In consideration for the ABH shares, Attitude Drinks received all of the outstanding shares of Series B Preferred Stock of the Company having voting rights equal to 51% of the outstanding votes and purchased 87,990,000 shares from HVW Holdings LLC at a price of $65,000 representing 70% of your common stock. Alpha and Tarpon received convertible notes and warrants. In connection with this transaction please provide the following information:

▪ Define “the Company” as used in this note and disclose the number of shares of ABH received.

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Response:

The Company is Harrison, Vickers and Waterman Inc which received all 1,000,000 issued and outstanding common stock shares of ABH.

▪ Disclose how you accounted for this transaction and the basis in GAAP for your accounting.

Response:

This overall transaction represented three separate transactions which all transactions occurred at the same time. They are as follows:

Issuance of Series B to Attitude Drinks Inc.

The Series B Preferred Stock was valued at the difference between the value of the Company after the recording of Goodwill less the value of the allocated minority interest:

Net assets after write-up of goodwill	$3,174,000

Less: Non-controlling interest at time of acquisition	(1,963,805)
Value assigned to warrants issued for debt	(179,135)

Value assigned to Series B Preferred Stock	$1,031,060)

Sale of 87,990,000 shares from HVW Holdings LLC to Attitude Drinks Inc.

This was a private sale of already existing shares of common stock by one investor to another. There was no accounting for the sale of these shares by the Company.

Issuance of Convertible Notes and Warrants

The convertible notes and warrants were issued for cash and cancellation of existing debt. The notes are convertible and meet the test as derivative instruments. Therefore, derivative liabilities were accounted and recognized on the financial statements

▪ Tell us which party(s) to the transaction you identified as the accounting acquirer and whether a change in control of ABH occurred. In this regard, please explain how you evaluated whether the acquisition was a reverse acquisition or reverse recapitalization since one or more of the three original shareholders that controlled ABH appear to control Harrison Vickers and Waterman Inc. (the Company) which controls ABH post-acquisition. Please provide the pre- and post-acquisition percentages of voting control of ABH and the Company, respectively, for each of the three original shareholders. To the extent the same party or parties control the Company that also controlled ABH, we do not believe the acquisition method of accounting is appropriate. Reference is made to ASC 805-10-25 and 805-40-05.

Response:

On April 21, 2015, the Company (Harrison, Vickers and Waterman Inc.) purchased all common shares of ABH for a 100% ownership. The Company has full direct control of ABH although Attitude Drinks Inc. has a majority ownership of the Company, resulting in an indirect control of ABH. This transaction is a business combination as all acquired assets and liabilities constituted a business. The acquisition was accounted for as a reverse merger (recapitalization) with ABH deemed to be the accounting acquirer and the Company (HVW) deemed to be the legal acquirer. The basis of the assets, liabilities and retained earnings/losses of ABH, the accounting acquirer, has been carried over in the recapitalization. Listed below is a table that reflects the ownership of ABH before and after the acquisition date of April 21, 2015 which we believe that the acquisition method of accounting is appropriate:

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ACQUISITION PERCENTAGES

OF VOTING CONTROL OF ABH

	# OF
	COMMON	% OF
	SHARES	OWNERSHIP
PRE-ACQUISITION:

Attitude Drinks Inc.	875,000	87.5%

Alpha Capital Anstalt	99,000	9.9%

Tarpon Bay Partners LLC	26,000	2.6%

Total outstanding common shares	1,000,000	100.0%

POST-ACQUISITION:

Harrison, Vickers and Waterman Inc.	1,000,000	100.0%

We propose to add the above response and table into Amendment 1 to the Form 10-K ended June 30, 2015.

▪ Assuming you demonstrate the acquisition method of accounting was appropriate, disclose how you measured the consideration transferred including the cash, stock, notes and warrants and any other consideration and tell us how the consideration was reflected in your purchase accounting for this transaction including the allocation to goodwill.

Response:

At the time of the April 21, 2015 acquisition of ABH, there were very few ABH corporation balance sheet accounts as most of the consolidated ABH accounts included the balance sheet accounts of the West Hartford World of Beer location. The carrying amounts of the applicable balance sheet accounts such as cash and accounts payable were transferred at the same value as they approximate the fair value due to their short maturities. All ABH convertible notes and warrants prior to the acquisition date were transferred to HVW at the acquisition date. At the same time, HVW cancelled the old notes and warrants and issued new notes and warrants with new terms with an allocation of the recorded amounts as goodwill.

▪Assuming you demonstrate the acquisition method of accounting was appropriate, please explain how you applied the provisions of ASC 805-10 and provide all the disclosures required by ASC 805-20-50-1.

Response:

Our acquisition method of accounting is based on ASC Subtopic 805-10, “Business Combinations”, and uses the fair value concepts defined in ASC Subtopic 820-10, “Fair Value Measurements and Disclosures”, which the Company has adopted as required. The total purchase price is allocated to the net tangible and intangible assets based upon their fair values as of the acquisition dates. The excess of the purchase price over the fair values of the net tangible assets and intangible assets was recorded as goodwill. The allocation of the purchase price was based upon a valuation and is subject to change within the one-year measurement period following the acquisition.

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Section 805-20-50-1 requires that the following be disclosed, the fair values of acquired receivables, their gross contractual amounts and an estimate of cash flows not expected to be collected. For purposes of this discussion, we are disclosing the entire balance sheet upon the acquisition date, April 21, 2015, and the related fair values:

Consolidated
Attitude Beer
Holding Co.

ASSETS

CURRENT ASSETS:
Cash	$203,467
Inventory	78,983
Prepaid expenses	6,455
TOTAL CURRENT ASSETS	288,905

NON-CURRENT ASSETS:
Property, Plant and Equipment (net of accumulated depreciation)	986,421
Capitalized costs (net of accumulated depreciation)\	202,314
TOTAL NON-CURRENT ASSETS	1,188,735

TOTAL ASSETS	$1,477,640

LIABILITIES AND STOCKHOLDERS' (DEFICIT)

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$255,354
Notes payable - related party	50,182
TOTAL CURRENT LIABILITIES	305,536

NON-CURRENT LIABILITIES:
Notes payable-investor-non-current	1,204,500
TOTAL NON-CURRENT LIABILITES	1,204,500

STOCKHOLDERS' (DEFICIT):
Non-controlling interest	(11,632)
Accumulated deficit	(20,764)
TOTAL STOCKHOLDERS' (DEFICIT)	(32,396)

TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT)	$1,477,640

Inventory represents craft beer, other spirits and food items from our West Hartford World of Beer location and is recorded at fair value due to its short-term nature. Prepaid Expenses represented prepaid insurance and is recorded at fair value. Property, plant and equipment and capitalized costs were evaluated at the time of the merger. These costs related to the costs of the furniture, fixtures and equipment at our West Hartford World of Beer. We felt at the time of the acquisition that these costs were fairly stated. The entire liability section was also listed as fair value. As a result, we believed that all accounts were stated at their net realizable values prior to the assignation of goodwill.

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Your response and basis for your conclusion should be comprehensive and include any accounting guidance you relied on.

Note 10 – Goodwill, page F-16

4. It is unclear what you are trying to convey in this disclosure. Please note that an explicit valuation of goodwill in recording a business combination is not acceptable under GAAP. The initial determination of goodwill in a business combination is the residual of the excess of fair value of consideration paid over the fair value of identifiable assets acquired. Please also note that ASC 350 governs the subsequent annual evaluation of goodwill and does not explicitly value goodwill but employs a 2-step test in determining whether goodwill is impaired. Please review this note and the related accounting literature surrounding goodwill creation and impairment and revise the disclosure to comply with applicable accounting principles. Please also note the impact that a reverse acquisition or recapitalization determination would have on goodwill including the need for this note. We may have further substantive comment upon your detailed response.

Response:

We have reviewed the appropriate accounting literature as set forth in Statement of Financial Accounting Standard ASC 350 Intangibles- Goodwill and Other and ASC 850 Subsequent Accounting and Disclosure for Goodwill. After this review, we have determined that the Staff was correct in its comment and revise our disclosure as follows:

“Note 10: Goodwill

Goodwill represents the increase in the consideration paid over the fair value of the assets being acquired by the Company on the acquisition date. The Company reviews goodwill for impairment quarterly for events or changes in circumstances that indicate the carrying value of goodwill may not be recoverable.   During the fourth quarter of Fiscal 2015, the Company performed goodwill impairment testing and determined that no impairment charges were required.”

We propose to use the above language to replace the previous Note 10 comment to the amendment 1for the Form 10-K ended June 30, 2015.

Form 8-K filed April 27, 2015

5. Please explain in detail why the above Form 8-K did not include the information required by Item 2.01 of Form 8-K. We note your disclosure under Item 9.01 that the financial statements of business acquired and pro forma financial information will be filed by amendment to this report no later than 71 calendar days after the date the 8-K was filed. We were not able to locate the required audited financial statements of the business acquired or pro forma information required by Item 9.01(a). Please file the required item 2.01 information and Item 9.01(a) financial statements in an amendment to the above Form 8-K immediately. Please also justify the fiscal years presented.

Response:

In looking at your comment on Item 2.01 of Form 8-K, we see that we were in error in not providing information for Item 2.01 and agree with your recommendation to include this information which will be added as Amendment 1 to this Form 8-K based upon your approval as follows:

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“Item 2.01 Completion of Acquisition or Disposition of Assets

On April 21, 2015, the Company entered into a Purchase Agreement (the “Purchase Agreement”), with the three original shareholders of Attitude Beer Holding Co., a Delaware corporation (“ABH”), namely, Attitude Drinks, Incorporated, a Delaware corporation (“Attitude Drinks”), Alpha Capital Anstalt, a company organized under the laws of Liechtenstein (“Alpha”) and Tarpon Bay Partners LLC, a Florida limited liability company (“Tarpon Bay”), pursuant to which the shareholders sold to the Company all of the outstanding shares of stock of ABH and ABH thereupon became a wholly owned subsidiary of the Company. In consideration for the purchase of the shares of common stock of ABH, the Company issued: (i) to Attitude Drinks, 51 shares of a newly created Series B Preferred Stock of the Company (the “Series B Preferred Stock”) and a seven year warrant (the “B Warrant”) to purchase 5,000,000 shares of the Company’s common stock, par value $.0001 per share (the “Common Stock”), at an exercise price of $0.075 per share (subject to customary anti-dilution adjustments); (ii) to Alpha, a secured convertible note due April 20, 2017 (the “Secured Convertible Note”) in the principal amount of $1,619,375 a seven year warrant (the “Alpha Warrant”), to purchase 1,295,500,500, shares of Common Stock at an exercise price of $0.0025 per share (subject to customary anti-dilution adjustments), and an additional investment right (“AIR”) to purchase up to $3,750,000 in additional notes (the “AIR Note”) and corresponding warrants (“the “AIR Warrant”); and (iii) to Tarpon, a Secured Convertible Note in the principal amount of $554,792, a seven year warrant (the “Tarpon Warrant”) to purchase 443,833,333 shares of Common Stock at an exercise price of $0.0025 per share (subject to customary anti-dilution adjustments), and an AIR to purchase up to $1,250,000 in additional notes and corresponding AIR Warrants.  In addition, Alpha acquired 32,300 shares of the Company’s Series A Preferred Stock (convertible into 32,300,000 shares of the Company’s Common Stock) from HVW Holdings LLC (an entity of which Mr. James Giordano, the Company’s prior Chief Executive Officer and Chairman of the Board, is the managing member), subject to the terms of a Purchase Agreement (the “Series A Purchase Agreement”). Attitude Drinks purchased 87,990,000 shares of Common Stock from HVW Holdings LLC at a price of $65,000, subject to the terms of a Purchase Agreement (the “Common Stock Purchase Agreement”). The Alpha Warrant and the Tarpon Warrant are collectively referred to herein as the “A Warrants” and the B Warrant and the A Warrants are collectively referred to herein as the “Warrants”.”

In response to the required audited financial statements of the business acquired or pro forma information required by Item 9.01(a), we will prepare the requested information as Exhibits 99.3 to amendment 1 to Form 8-K based on your approval as follows:

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Exhibit 99.3

HARRISON, VICKERS AND WATERMAN INC.

PROFORMA CONSOLIDATED BALANCE SHEET

JUNE 30, 2015

	Acquired		Acquired
	Attitude Beer	Harrison, Vickers	West Hartford	Consolidated
	Holding Co.	and Waterman Inc.	WOB LLC	Adjustments	Consolidated
ASSETS

CURRENT ASSETS:
Cash	$13,725		$212,363		$226,088
Inventory			81,049		81,049
Real estate loans receivable		950,000			950,000
Receivable from Attitude Drinks, Inc.	131,423				131,423
Intercompany activities	(1,350,534)	1,350,534			-
Prepaid expenses	-	(101)	44,293		44,192
TOTAL CURRENT ASSETS	(1,205,386)	2,300,433	337,705	-	1,432,752

NON-CURRENT ASSETS:
Property, Plant and Equipment (net of accumulated depreciation)	-		962,470	-	962,470
Capitalized costs (net of accumulated depreciation)\	-		198,823	-	198,823
Deferred Financing Costs	-	67,889	-	-	67,889
Investments	1,114,500	100	-	(1,114,600)	-
Goodwill	-	4,038,945	-	-	4,038,945
TOTAL NON-CURRENT ASSETS	1,114,500	4,106,934	1,161,293	(1,114,600)	5,268,127

TOTAL ASSETS	$(90,886)	$6,407,367	$1,498,998	$(1,114,600)	$6,700,879

LIABILITIES AND STOCKHOLDERS' (DEFICIT)

CURRENT LIABILITIES:
Accounts payable	$6,401	$31,235	$330,338	$-	$367,974
Accrued expenses-in dispute	-	175,000	-	-	175,000
Promissory note payable	-	950,000	-	-	950,000
Convertible notes payable - investor, net of discount	-	144,699	-	-	144,699
Derivative liability	-	4,237,890	-	-	4,237,890
TOTAL CURRENT LIABILITIES	6,401	5,538,824	330,338	-	5,875,563

NON-CURRENT LIABILITIES:
Notes payable-investor-non-current	-	210,522	-	-	210,522
TOTAL NON-CURRENT LIABILITES	-	210,522	-	-	210,522

STOCKHOLDERS' (DEFICIT):
Preferred stock par value $0.0001: 1,000,000 shares authorized: 100,000 shares designated as Series A 8% Convertible Preferred Stock Series A 8% Convertible Preferred Stock par value $0.0001; stated value $1,000 per share; 100,000 shares issued and outstanding at June 30, 2015	-	10	-	-	10
Series B Convertible Preferred Stock, par value $.0001, stated value of $1,000 per share; 51 shares outstanding at June 30, 2015	-	-	-	-	-
Common stock par value $0.0001: 2,000,000,000 shares authorized; 126,337,367 shares issued and outstanding at June 30, 2015	10	12,634	-	(10)	12,634
Non-controlling interest	-	865,014	-	17,995	883,009
Additional paid-in capital	174	1,667,868	1,030,201	(1,030,375)	1,667,868
Accumulated deficit	(97,471)	(1,887,505)	138,459	(102,210)	(1,948,727)
TOTAL STOCKHOLDERS' (DEFICIT)	(97,287)	658,021	1,168,660	(1,114,600)	614,794

TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT)	$(90,886)	$6,407,367	$1,498,998	$(1,114,600)	$6,700,879

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“1. BASIS OF PRESENTATION

The separate audited balance sheet of the acquired business is not required when the smaller reporting company’s most recent audited balance sheet filed is for a date after the acquisition was consummated.

As the acquisition date was 71 calendar days before the end of June 30, 2015 fiscal year end date, we will reflect the audited details of all applicable companies and consolidations which will serve as both pro-forma and actual audited results for both the Balance Sheet and Statement of Operations. There is no prior year comparison as Attitude Beer Holding Co. was not formed until late 2014.

These financial statements have been prepared by management on the basis of United States Generally Accepted Accounting Principles and in accordance with the rules and regulations of the United States Securities and Exchange Commission. The consolidated balance sheet as of June 30, 2015 gives effect to the acquisition of Attitude Beer Holding Co. as it occurred on April 21, 2015. The acquisition will be accounted for as a reverse recapitalization, equivalent to the issuance of common shares by Attitude Beer Holding Co. for the net monetary assets of Harrison, Vickers and Waterman Inc. (HVW). HVW will be the legal acquirer but for accounting purposes, Attitude Beer Holding Co. will be treated as the accounting acquirer.”

We also acknowledge that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any more questions or require any further information, please call the undersigned at 561-227-2727 or email me at tommy@attitudedrinks.com.

Harrison, Vickers and Waterman Inc.

By:	/s/ Tommy E. Kee
Name: Tommy E. Kee
Title: Chief Financial Officer and Principal Accounting Officer

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